Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 111-A-I dated April 28, 2010	Term Sheet to Product Supplement No. 111-A-I Registration Statement No. 333-155535 Dated April 28, 2010; Rule 433

Structured Investments	$ Semi-Annual Review Notes Linked to the Common Stock of Broadcom Corporation due May 4, 2012

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the Review Price is at or above the Trigger Price applicable to that Review Date. If the notes are not automatically called, investors are protected against up to a 10% decline of the Final Share Price as compared to the Initial Share Price but will lose some or all of their principal if the Final Share Price is less than the Initial Share Price by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is November 1, 2010.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 4, 2012†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about April 30, 2010 and are expected to settle on or about May 5, 2010.

Key Terms

Reference Stock:	The Class A common stock, par value $0.0001 per share, of Broadcom Corporation (Nasdaq Global Select Market symbol “BRCM”)
Automatic Call:

If the Review Price on any Review Date is greater than or equal to the Trigger Price, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Trigger Price:	100% of the Initial Share Price for each Review Date
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:

• at least 8.36%* x $1,000 if called on the first Review Date
• at least 16.72%* x $1,000 if called on the second Review Date
• at least 25.08%* x $1,000 if called on the third Review Date
• at least 33.44%* x $1,000 if called on the final Review Date

*The actual percentages applicable to the first, second, third and final Review Dates will be determined on the pricing date but will not be less than 8.36%, 16.72%, 25.08% and 33.44%, respectively.

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the closing price of one share of the Reference Stock. If the Final Share Price is less than the Initial Share Price by up to 10%, you will receive the principal amount of your notes at maturity. If the Final Share Price is less than the Initial Share Price by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Final Share Price declines below 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Share Return + 10%) x 1.1111]

If the notes are not automatically called, you will lose some or all of your investment at maturity if the Final Share Price is less than the Initial Share Price by more than 10%.

Buffer Amount:	10%
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Reference Stock on the pricing date
Final Share Price:	The Review Price on the final Review Date
Stock Adjustment Factor:

Set equal to 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 111-A-I for further information about these adjustments.

Review Price:	On any Review Date, the closing price of one share of the Reference Stock on such Review Date times the Stock Adjustment Factor on such Review Date.
Review Dates†:	November 1, 2010 (first Review Date), May 6, 2011 (second Review Date), November 1, 2011, (third Review Date) and May 1, 2012 (final Review Date)
Maturity Date†:	May 4, 2012
CUSIP:	48124ANM5
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 111-A-I.

Investing in the Semi-Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 111-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 111-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. 111-A-I.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 28, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 111-A-I dated April 28, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 111-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 111-A-I dated April 28, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210001654/e38573_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Review Price as shown under the column “Review Price Appreciation/Depreciation at Review Date.” The following table assumes a hypothetical Trigger Price equal to a hypothetical Initial Share Price of $36.00. The table assumes that the percentages used to calculate the call price applicable to the first, second, third and final Review Dates are 8.36%, 16.72%, 25.08% and 33.44%, respectively, regardless of the appreciation of the closing price of one share of the Reference Stock, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Review Price	Review Price Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date

$64.800	80.00%	8.36%	16.72%	25.08%	33.44%
$61.200	70.00%	8.36%	16.72%	25.08%	33.44%
$57.600	60.00%	8.36%	16.72%	25.08%	33.44%
$54.000	50.00%	8.36%	16.72%	25.08%	33.44%
$50.400	40.00%	8.36%	16.72%	25.08%	33.44%
$46.800	30.00%	8.36%	16.72%	25.08%	33.44%
$43.200	20.00%	8.36%	16.72%	25.08%	33.44%
$39.600	10.00%	8.36%	16.72%	25.08%	33.44%
$36.000	0.00%	8.36%	16.72%	25.08%	33.44%
$35.964	-0.10%	N/A	N/A	N/A	0.00%
$34.200	-5.00%	N/A	N/A	N/A	0.00%
$32.400	-10.00%	N/A	N/A	N/A	0.00%
$28.800	-20.00%	N/A	N/A	N/A	-11.11%
$25.200	-30.00%	N/A	N/A	N/A	-22.22%
$21.600	-40.00%	N/A	N/A	N/A	-33.33%
$18.000	-50.00%	N/A	N/A	N/A	-44.44%
$14.400	-60.00%	N/A	N/A	N/A	-55.56%
$10.800	-70.00%	N/A	N/A	N/A	-66.67%
$7.200	-80.00%	N/A	N/A	N/A	-77.78%
$3.600	-90.00%	N/A	N/A	N/A	-88.89%
$0.000	-100.00%	N/A	N/A	N/A	-100.00%

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the Common Stock of Broadcom Corporation	TS-1

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Share Price of $36.00 to a Review Price of $39.60 on the first Review Date. Because the Review Price on the first Review Date of $39.60 is greater than the corresponding Trigger Price of $36.00, the notes are automatically called, and the investor receives a single payment of $1,083.60 per $1,000 principal amount note.

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Share Price of $36.00 to a Review Price of $34.20 on the first Review Date, $32.40 on the second Review Date and $28.80 on the third Review Date and increases from the Initial Share Price of $36.00 to a Review Price of $43.20 on the final Review Date. Although the Review Price on each of the first three Review Dates ($34.20, $32.40 and $28.80) is less than the corresponding Trigger Price of $36.00, because the Review Price on the final Review Date ($43.20) is greater than the corresponding Trigger Price of $36.00, the notes are automatically called, and the investor receives a single payment of $1,334.40 per $1,000 principal amount note.

Example 3: The closing price of one share of the Reference Stock decreases from the Initial Share Price of $36.00 to a Review Price of $34.20 on the first Review Date, $25.20 on the second Review Date, $28.80 on the third Review Date and $32.40 on the final Review Date. Because (a) the Review Price on each of the Review Dates ($34.20, $25.20, $28.80 and $32.40) is less than the corresponding Trigger Price of $36.00 and (b) the Final Share Price is not less than the Initial Share Price by more than 10%, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The closing price of one share of the Reference Stock decreases from the Initial Share Price of $36.00 to a Review Price of $34.20 on the first Review Date, $32.40 on the second Review Date, $28.80 on the third Review Date and $25.20 on the final Review Date. Because (a) the Review Price on each of the Review Dates ($34.20, $32.40, $28.80 and $25.20) is less than the corresponding Trigger Price of $36.00, and (b) the Final Share Price is more than 10% below the Initial Share Price, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Review Price is greater than or equal to the Trigger Price on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 8.36%* x $1,000 if called on the first Review Date; (ii) at least 16.72%* x $1,000 if called on the second Review Date; (iii) at least 25.08%* x $1,000 if called on the third Review Date; or (iv) at least 33.44%* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  *The actual percentages applicable to the first, second, third and final Review Dates will be determined on the pricing date but will not be less than 8.36%, 16.72%, 25.08% and 33.44%, respectively.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just under two years, the notes will be called before maturity if the Review Price is at or above the Trigger Price on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this term sheet.
  LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called and the Final Share Price is less than the Initial Share Price by no more than 10%, you will be entitled to receive the full principal amount of your notes at maturity. If the Final Share Price is less than the Initial Share Price by more than 10%, for every 1% decline of the Final Share Price below 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes. Under these circumstances you will lose some or all of your principal.
  RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock which is the Class A common stock of Broadcom Corporation. For additional information see “The Reference Stock” in this term sheet.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 111-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the Common Stock of Broadcom Corporation	TS-2

  similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 111-A-I dated April 28, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not automatically called and the Final Share Price is less than the Initial Share Price by more than 10%, you will lose 1.1111% of your principal amount at maturity for every 1% decline in the Final Share Price as compared to the Initial Share Price below the 10% buffer. Under these circumstances, you will lose some or all of your investment.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation of the closing price of one share of the Reference Stock, which may be significant. Because the closing price of one share of the Reference Stock at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Reference Stock.
  REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
  NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for the adequacy of the information about the Reference Stock issuer contained in this term sheet. You should make your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the Common Stock of Broadcom Corporation	TS-3

  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Broadcom Corporation, including extending loans to, or making equity investments in, Broadcom Corporation or providing advisory services to Broadcom Corporation. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Broadcom Corporation, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of Broadcom Corporation as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCKS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Reference Stock;
    the time to maturity of the notes;
    the dividend rate on the Reference Stock;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events;
    the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition ; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the Common Stock of Broadcom Corporation	TS-4

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Broadcom Corporation is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Broadcom Corporation is a major technology innovator and global leader in semiconductors for wired and wireless communications. The Class A common stock of Broadcom Corporation, par value $0.0001 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the Nasdaq Global Select Market, which we refer to as the Relevant Exchange for purposes of Broadcom Corporation in the accompanying product supplement no. 111-A-I. Information provided to or filed with the SEC by Broadcom Corporation pursuant to the Exchange Act can be located by reference to SEC file number 000-23993, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Class A common stock of Broadcom Corporation based on the weekly closing price of one share of the Class A common stock of Broadcom Corporation from January 7, 2005 through April 23, 2010. The closing price of one share of the Class A common stock of Broadcom Corporation on April 27, 2010 was $34.79. We obtained the closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the Review Price on any Review Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Broadcom Corporation will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Supplemental Plan of Distribution (Conflicts of Interest)

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $ 15.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-31 of the accompanying product supplement no. 111-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $ 15.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the Common Stock of Broadcom Corporation	TS-5